SECURITIES AND EXCHANGE COMMISSION

                    Washington, D.C.  20549



                            Form 8-A

       FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
            PURSUANT TO SECTION 12(b) OR (g) OF THE
                SECURITIES EXCHANGE ACT OF 1934

                         Owens Corning


A Delaware Corporation                IRS Employer Identification
                                         No. 34-4323452



       One Owens Corning Parkway, Toledo, Ohio  43659
                 Telephone No. (419) 248-8000



Securities to be registered pursuant to Section 12(b) of the Act:


      Title of each class to be so        Name of each exchange on
      registered                          which each class is to be
                                          registered

      Rights to Purchase Series           New York Stock Exchange
      A Participating Preferred Stock, no
      par value

Securities to be registered pursuant to Section 12(g) of the Act:

                              None
                        (Title of Class)

ITEM 1. Description of Registrant's Securities to be Registered

          On December 12, 1996, the Board of Directors of Owens Corning (the "Registrant") declared a dividend of one Right for each outstanding share of common stock, $.10 par value per share (the "Common Stock") of the Registrant. The Rights will be issued on December 30, 1996 to the stockholders of record on December 30, 1996 and will expire in ten years, subject to earlier redemption. Under certain circumstances, each Right entitles the registered holder to purchase from the Registrant one one-hundredth of a share of Series A Participating Preferred Stock, no par value ("Preferred Stock"), of the Registrant or, in certain circum stances, either Common Stock or common stock of an acquiring company at one-half the market price of such Common Stock or common stock, as the case may be. The Rights are designed to make it more likely that all the Registrant's stockholders receive fair and equal treatment in the event of any proposed takeover of the Registrant and to guard against the use of partial tender offers or other coercive tactics to gain control of the Registrant. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Registrant and The Chase Manhattan Bank, as Rights Agent (the "Rights Agent").

Exercise Price

          When exercisable, except as set forth below, each Right entitles the registered holder to purchase from the Registrant one one-hundredth of a share of Preferred Stock, at a price of $190 per one one-hundredth of a share (the
"Purchase Price"), subject to adjustment in certain circumstances.

Transfer and Detachment

          Until the "Distribution Date," which is the earlier to occur of (i) ten business days following the time (the "Stock Acquisition Time") of a public announcement or notice to the Registrant that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership (as defined in the Rights Agreement) of 15% or more of the outstanding shares of Common Stock of the Registrant, and (ii) ten business days, or such later date as may be determined by the Board of Directors of the Registrant, after the date of the commencement or announcement by a person of an intention to make a tender offer or exchange offer for an amount of Common Stock which, together with the shares of such stock already owned by such person, constitutes 15% or more of the outstanding shares of such Common Stock, the Rights will be evidenced, with respect to any of the Registrant's Common Stock certificates outstanding as of December 30, 1996, by such Common Stock certificate with a copy of a Summary of Rights attached thereto. The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Registrant's Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after December 30, 1996, upon the transfer or issuance of new shares of Common Stock, will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any of the Registrant's Common Stock certificates outstanding as of December 30, 1996, even without a copy of the Summary of Rights attached thereto, will also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificate.

          As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date, and such separate Right Certificates alone will evidence the Rights.

Exercisability

          The Rights are not exercisable until the Dis tribution Date. The Rights will expire on December 30, 2006 unless earlier redeemed by the Registrant.

Right to Acquire Stock at Half Price

          In the event that after the Stock Acquisition Time, the Registrant is acquired in a merger or other business combination transaction or 50% or more of the Registrant's assets, cash flow or earning power are sold or otherwise transferred, the Rights Agreement provides that proper provision shall be made so that each holder of a Right, upon the exercise thereof at the then current exercise price of the Right, shall thereafter be entitled to receive that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value (as defined in the Rights Agreement) of two times the exercise price of the Right. In the event that the Registrant is the surviving corporation of a merger and its Common Stock is changed or exchanged, proper provision shall be made so that each holder of a Right will thereafter have the right to receive upon exercise that number of shares of common stock of the other party to the transaction having a market value of two times the exercise price of the Right.

          In the event that a person or group becomes an Acquiring Person (otherwise than pursuant to a tender offer or exchange offer for all outstanding shares of Common Stock at a price and on terms which are determined to be fair and in the best interests of the Registrant and its stockholders by a majority of the members of the Board of Directors of the Registrant who are not Acquiring Persons or representatives or nominees of or affiliated or associated with an Acquiring Person), proper provision shall be made so that each holder of a Right, other than Rights that were beneficially owned by the Acquiring Person, which will thereafter be void, will thereafter have the right to receive upon exercise that number of shares of Common Stock having a market value (as defined in the Rights Agreement) of two times the exercise price of the Right. A person or group will not be deemed to be an Acquiring Person if the Board of Directors of the Registrant determines that such person or group became an Acquiring Person inadvertently and such person or group promptly divests itself of a sufficient number of shares of Common Stock so that such person or group is no longer an Acquiring Person.

Adjustments

          The Purchase Price payable and the number of shares of Preferred Stock or other securities or property issuable upon the exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on or a subdivision, combination or reclassification of the shares of Preferred Stock,
(ii) upon the fixing of a record date for the issuance to holders of Preferred Stock of certain rights, options or warrants to subscribe for shares of Preferred Stock or convertible securities at less than the current market price of shares of Preferred Stock or (iii) upon the fixing of a record date for the making of a distribution to holders of shares of Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends not exceeding 125% of the last regular periodic cash dividend or dividends payable in shares of Preferred Stock) or of sub scription rights or warrants (other than those referred to above). The number of Rights and the number of shares of Preferred Stock issuable upon exercise of each Right are also subject to adjustment in the case of a stock split, combination or stock dividend on the shares of Common Stock prior to the Distribution Date.

          With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in the Purchase Price. No fractional shares of Common Stock will be issued and, in lieu thereof, an adjustment in cash will be made based on the market value of shares of Common Stock on the last trading date prior to the date of exercise.

Redemption or Exchange

          At any time prior to the earlier of (i) the Stock Acquisition Time and (ii) December 30, 2006, the Registrant, by resolution of its Board of Directors, may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). Immediately upon the action of the Board of Directors of the Registrant electing to redeem the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

          At any time after a person becomes an Acquiring Person and prior to the acquisition by such person of 50% or more of the outstanding Common Stock of the Registrant, the Board of Directors of the Registrant, may exchange the Rights (other than Rights beneficially owned by such person which have become void), in whole or in part, for Common Stock of the Registrant at an exchange ratio of one share of Common Stock per Right (subject to adjustment). The Registrant may at its option substitute shares of Preferred Stock (or other series of substantially similar preferred stock of the Registrant) for some or all of the shares of Common Stock exchangeable for Rights, at an exchange ratio of one one-hundredth of a share of Preferred Stock (or such other series of preferred stock) for each share of Common Stock to be exchanged.

Preferred Stock

          The shares of Preferred Stock purchasable upon exercise of the Rights will be nonredeemable and junior to any other series of preferred stock the Registrant may issue (unless otherwise provided in the terms of such preferred stock or in the Registrant's Certificate of Incorporation). Each share of Preferred Stock will be entitled to receive, in the aggregate, a dividend in an amount equal to 100 times the dividend per share of Common Stock, or, if greater, $10.00 per year. In the event of liquidation, the holders of shares of Preferred Stock will be entitled to receive a minimum liquidation payment equal to the greater of $10.00 per share or an amount equal to 100 times the amount to be paid in liquidation per share of Common Stock. Each share of Preferred

Stock will have 100 votes, voting together with the shares of Common Stock. In addition, if dividends on the Preferred Stock are in arrears for six consecutive quarterly payment periods, the holders of the shares of Preferred Stock will have the right, voting as a class, to elect two members to the Board of Directors of the Registrant. In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of Preferred Stock will be entitled to receive 100 times the amount and type of consideration received per share of Common Stock. The rights of the shares of Preferred Stock as to dividends and liquidation, and in the event of mergers and consolidations, are protected by antidilution provisions.

          Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Registrant, including, without limitation, the right to vote or to receive dividends.

Amendment

          The Rights and the Rights Agreement can be amended by the Board of Directors of the Registrant in any respect (including, without limitation, any extension of the period in which the Right Certificates may be redeemed) at any time prior to the Stock Acquisition Time. From and after such time, without the approval of the stockholders of the Registrant or the holders of the Rights, the Board of Directors may only supplement or amend the Rights Agreement in order (i) to cure any ambiguity, (ii) to correct or supplement any provision contained in the Rights Agreement which may be defective or inconsistent with any other provision in the Rights Agreement, (iii) to shorten or lengthen any time period under the Rights Agreement or
(iv) to make any changes or supplements which the Registrant may deem necessary or desirable which shall not adversely affect the interests of the holders of Right Certificates (other than an Acquiring Person or an affiliate or associate of any such person), provided that any such action by the Board of Directors must have the concurrence of a majority of the Continuing Directors (as defined in the Rights Agreement) and provided that the Continuing Directors constitute a majority of directors then in office, and provided that the Rights Agreement may not be supplemented or amended to lengthen (A) a time period relating to when the Rights may be redeemed or to modify the ability (or inability) of the Registrant's board of directors to redeem the Rights, in either case at such time as the Rights are not then redeemable or (B) any other time period unless such lengthening is for the purpose of protecting, enhancing or clarifying the Rights of or the benefits to the holders of Rights (other than an Acquiring Person or an affiliate or associate of any such person).

Issuance of Rights

          Each outstanding share of Common Stock on December 30, 1996 will receive one Right. As long as the Rights are attached to the shares of Common Stock, the Registrant will issue one Right with each share of Common Stock it issues, so that all such shares have attached Rights. 400,000 shares of Preferred Stock have been reserved for issuance upon exercise of the Rights.

          A copy of the Rights Agreement, which includes as Exhibit B the form of Right Certificate, is attached hereto as Exhibit 1 and is incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to such Exhibit.




ITEM 2.  Exhibits

          1. Rights Agreement between the Registrant and The Chase Manhattan Bank, Rights Agent, dated as of December 12, 1996, which includes as Exhibit B the form of Right Certificate.

                         SIGNATURE

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

                              OWENS CORNING
                              (Registrant)



                              By /s/ David W. Devonshire
                                 Name:  David W. Devonshire
                                 Title: Senior Vice President and
                                        Chief Financial Officer





DATE:  December 19, 1996

                       EXHIBIT INDEX




  Exhibit No.           Description

       1.        Rights Agreement between
                 the Registrant and The
                 Chase Manhattan Bank,
                 Rights Agent, dated as of
                 December 12, 1996, which
                 includes as Exhibit B the
                 form of Right
                 Certificate.